EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **East Wind Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

136 West 50thh Street, 19th Floor

(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer   561-784-8922

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joshua Schwartz _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

East Wind Securities, LLC _____ , as

of _____ December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No exceptions



_____
Signature

Managing Partner
_____
Title

_____
Notary Public

JEFFERSON E AVILES
Notary Public, State of New York
No. 01AV6339820
Qualified in Bronx County
My Commission Expires 04/04/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
TABLE OF CONTENTS



Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of East Wind Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East Wind Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of East Wind Securities, LLC's management. Our responsibility is to express an opinion on East Wind Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East Wind Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as East Wind Securities, LLC's auditor since 2017.

New York, New York
February 28, 2019

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	275,771
Accounts receivable, net of allowance		15,193
Prepaid expenses and other assets		14,066
Equity based instruments – warrants		260,516
Total assets	$	565,546

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	47,326
Due to affiliate		68,507
Total liabilities		115,833
Member's equity		654,760
Accumulated other comprehensive loss		(205,047)
Member's equity, net		449,713
Total liabilities and member's equity	$	565,546

The accompanying notes are an integral part of this financial statement.

EAST WIND SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1 -NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Management is required to make estimates and assumptions to prepare the statement of financial condition in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of this financial statement. Actual results could differ from those estimates.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Recent Accounting Pronouncements
In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 for all entities by one year. This update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those reporting periods. Earlier application was permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 was to become effective for the Company beginning January 2017; however, ASU 2015-14 deferred our effective date until January 2018, which is when the Company adopted this standard. The ASU permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The ASU also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required for customer contracts, significant

judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach.

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

· Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
· Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
· Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2018:

4

	Level 1	Level 2	Level 3
Equity based instruments – warrants	$ -	$ -	$ 260,516

Fair value of warrants held at December 31, 2017	$ 218,406
Warrants received in 2018	118,500
Change in fair value of warrants held	(76,390)
Fair value of warrants held at December 31, 2018	$ 260,516

Equity Based Instruments - Warrants

In connection with its investment advisory services, from time to time, the Company has obtained equity warrant assets giving it the right to acquire stock in primarily private companies in the educational technology industry. The equity warrant assets entitle the Company to buy a specific number of shares of stock at a specific exercise or strike price within a specific time period. The warrant agreements typically contain net share settlement provisions, which permit the Company to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a "cashless" exercise).

The warrants are classified as securities available for sale and the unrealized gains and losses resulting from changes in the fair value, are reflected in Other Comprehensive Income or Loss until they are realized (sold).

The fair value the equity warrant assets received for services, as of December 31 2018, is estimated using options pricing models, which incorporate the following significant inputs:

- A contractually determined exercise or strike price.

- A contractually determined exercise period (term) or remaining term until expiration of the warrant (collectively, the remaining life). Equity warrant assets may be exercised early in the event of acquisitions, mergers or IPO's, and cancelled due to events such as bankruptcies, restructuring activities or additional financings. These events may cause the remaining life assumption to be shorter than the contractual term of the warrants. The term of the equity asset warrants held by the Company ranged from 5.7 to 8.6 years.

- An underlying asset value which is estimated based on current information available, including any information regarding subsequent rounds of funding for the entity issuing the warrant.

- An estimate of the volatility of the underlying asset value which is based on the average historical stock price volatility of comparable publicly traded companies or stock indices. The estimated average volatilities ranged from 18% to 91%.

- A risk-free interest rate which is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant. The risk-free interest rates used for the equity warrant assets portfolio valuation ranged from 2.54% - 2.64% on US Treasury Notes, based on exercise terms.

The aggregate carrying amount of equity warrant assets was $260,516, on December 31, 2018. There were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and the Company is exempt from estimating interim fair values because it is not a publicly traded company.

NOTE 3 – CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had $25,771 in excess of insured limits. The Company has not experienced any losses in such accounts.

NOTE 4 – ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount the Company expects to collect. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for doubtful accounts was $125,000 at December 31, 2018.

NOTE 5 – RELATED PARTY TRANSACTIONS

Expense Sharing Agreement
The Company has an "*Expense Sharing Agreement*" ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and a company related by common ownership. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses.

As of December 31, 2018, the Company owed East Wind Advisors $68,507 under the Agreement, inclusive of additional allocations of year-end compensation and related expenses.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2018, the Company's "Net Capital" was $174,938 which exceeded requirements by $167,216. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.66 to 1 at December 31, 2018.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through the date that the financial statement was available to be issued. There were no subsequent events requiring disclosure.